ZEN Graphene Solutions and Constance Lake First Nation Sign
Implementation Agreement for Albany Project Development

Thunder Bay, ON - March 4, 2021, ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV:ZEN and OTC:ZENYF) is pleased to announce further steps in collaboration with Constance Lake First Nation (CLFN) led by Chief Rick Allen. Pursuant to the July 13, 2011, Exploration Agreement, the July 19, 2018, Memorandum of Understanding and subsequent September 24, 2018 amendment, both parties have now signed an Implementation Agreement (IA).

The IA sets out the governance, roles, responsibilities, and activities for establishing the Project Partnership Structure (PPS) to advance the Albany Graphite development (Development) and the relationship between ZEN and CLFN. The PPS will establish a framework and describe a structure to govern the long-term partnership between CLFN and ZEN to advance the Development. Building on our cooperative and respectful relationship, recognizing the importance of CLFN's stewardship of the land and the shared benefits of the Development, the PPS aims to establish a shared governance committee structure for identified areas of mutual interest relating to the Development.

The IA represents an opportunity to accelerate the development of the globally unique Albany Graphite deposit. It also creates a working committee drawn from members of CLFN and ZEN to engage around matters related to project development, including considerations such as environmental assessment, provincial and federal government liaison, community benefits, traditional knowledge, informed consent, economic development, jobs, human capital, and ultimately, the impact of the Development. The working committee will hold regularly scheduled meetings conducted in person or remotely and provides the forum for raising issues and respectfully discussing resolutions to mutually satisfactory outcomes.

CLFN Chief Rick Allen commented on the new agreement, "ZEN has taken further steps to show respect to our people, community, and environment. Our members will join the implementation committee because it is an important dynamic partnership structure. Constance Lake First Nation will also explore how it can add value and contribute to the Albany project in ways that will improve the sustainability and strength of our community."

ZEN President Peter Wood commented, "This agreement is another important milestone in the development of the Albany Graphite Deposit and will further strengthen the relationship between ZEN and CLFN. Chief Rick Allen deeply understands the critical needs of the community, and ZEN appreciates his vision for the economic development of the Albany deposit that will build a sustainable community income to benefit every CLFN member. I am excited to continue the collaboration between CLFN and ZEN to achieve these goals."

About ZEN Graphene Solutions Ltd.

ZEN is a next-gen nanomaterials technology company developing graphene-based technologies that help protect people and the environment. ZEN is currently focused on commercializing a patent pending graphene-based coating with 99% biocidal activity, including against COVID-19, and the potential to use similar graphene compounds as pharmaceutical products against infectious diseases. The company has a significant R&D pipeline with an interest in monomers, polymers, metal alloys, corrosion coatings, biosensors, along with the production of graphene oxide and graphene quantum dots. Additionally, the company owns the unique Albany Graphite Project which provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN's Albany Pure™ Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods.

For further information:

Brian Bosse, Chief Financial Officer

Tel: +1 (416) 844-5712

Email: brian@zengraphene.com

To find out more about ZEN Graphene Solutions Ltd., please visit our website at www.ZENGraphene.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at www.sedar.ca.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although ZEN believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. ZEN disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.